SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2007

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Translation of registrant's name into English)

Jichang Road
Guangzhou, Guangdong 510405
People’s Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the "Company") on June 26, 2007 published the announcement on the Company’s website at http://www.cs-air.com/en/nhsj/04/index.htm, and Hong Kong Stock Exchange’s website at http://main.ednews.hk/listedco/listconews/search/search_active_main.asp, respectively, with respect to the pending litigation against the Company. A copy of the English announcement is included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By /s/ Su Liang
Name: Su Liang
Title: Company Secretary

Date: June 27, 2007

Announcement of China Southern Airlines Company Limited

This announcement is made pursuant to Rule 13.09(2) of the Listing Rules.

China Southern Airlines Company Limited (hereinafter referred as the “Company”) and all the members of its board of directors confirm the truthfulness, accuracy and completeness of the contents of this announcement and jointly and severally accept responsibility for any false representation, misleading statement or material omission contained herein.

Recently, the High People’s Court of Guangdong Province served a court summons on the Company with respect to the lawsuit concerning a contractual dispute filed against the Company by Taiwan J & P International Tours Co., Ltd. and Taiwan China Southern Aviation Travel Co., Ltd. (hereinafter referred to as the “Plaintiffs”).

In August 2004, the Company entered into a cooperation agreement with an appendix attached thereto with the Plaintiffs and, in September 2004, Nan Lung Travel & Express (H.K.) Ltd., a sales agency of the Company in Hong Kong, entered into an air ticket sales agency agreement with the Plaintiffs, the performance of both of which agreements has been completed. However, the Plaintiffs have filed a lawsuit against the Company for the so-called liquidated damages for breach of the provisions on air ticket sales commissions and other payments under those two agreements, which totals HKD107,133,769.92. According to the above-mentioned summons issued by the High People’s Court of Guangdong Province, the parties to this lawsuit are to exchange evidence on July 25, 2007 and a formal court session is to be held on July 30, 2007. The Company is now in the process of retaining legal counsels and will form a team to actively defend itself.

Based on the evidence now available, the Company believes that this lawsuit will not have any material effect on the business operations and financial position of the Company.

By order of the Board
China Southern Airlines Company Limited
Su Liang
Company Secretary

Guangzhou, June 26, 2007

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Li Wen Xin, Wang Quan Hua, Zhao Liu An, Si Xian Min, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive Directors; and Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.